May 10, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant

Re:                             Genzyme Corporation
Comment Letter Dated April 19, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-14680

Gentlemen:

Genzyme Corporation (“Genzyme”, “we”, “us” or “our”) appreciates the opportunity to respond to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated April 19, 2007 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2006 (our “2006 10-K”).  To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

We acknowledge your statement in the Comment Letter that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission.  In addition, at the Staff’s request, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page F-11

1.              Although you discuss numerous estimates and the nature of the uncertainties underlying these estimates, you do not appear to discuss or quantify the related variability in operating results that you expect to be reasonably likely to occur.  For each of your identified critical accounting policies and estimates please provide us in a disclosure-type format revised disclosure that:

•                  quantifies the changes in your estimates that you recorded during each of the periods covered in your filing; and

•                  quantifies the expected reasonably likely variability of your estimates as of the latest balance sheet date presented in your filing.

Genzyme’s Response:

The critical accounting estimates that we believe are most subject to sensitivity in estimation are revenue recognition and income taxes.  We believe the disclosures in our MD&A in our 2006 10-K provide sufficient disclosure of the assumptions related to these critical accounting estimates.  However, in response to the Staff’s comment and in an effort to further improve our disclosures and further quantify our significant estimates, we provided additional disclosures related to revenue recognition and income taxes in our MD&A in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, as filed with the Commission on May 8, 2007 (our “March 31, 2007 10-Q”).  For your reference, these disclosures are included in Exhibit A.

We believe the disclosures in our MD&A in our 2006 10-K provide sufficient information regarding the estimates and assumptions related to the remainder of our critical accounting policies and significant judgments and estimates (stock-based compensation, inventories, long-lived and intangible assets, asset impairments, in-process research and development, and strategic equity investments).  If any circumstances arise in the future where increased disclosure in these areas would be appropriate, we will include such disclosure in the relevant filings.

Financial Statements

Note C:  Mergers and Acquisitions

Acquisition of AnorMED, page F-89

2.              You disclose that you accounted for the acquisition of AnorMED as a business combination.  It is apparent from the March 31, 2006 Form 40-F of AnorMED that it had no product revenues and only minimal licensing revenues in fiscal 2006.  In addition, it appears from your table of acquired in-process research and development on page F-96 that you allocated a substantial portion of the purchase price to the Mozobil project and that you are uncertain whether to pursue the development of AMD070.  Please explain to us why your accounting for the purchase of AnorMED as a business combination with goodwill being recorded is appropriate.  Please reference the authoritative literature you rely upon to support your accounting.  In your response, specifically explain to us why you did not effectively acquire the Mozobil assets.  Please explain to us how you determined a fair value of the AMD070 project if you are still assessing your future development plans.  Please tell us how AnorMED qualifies as a business under paragraph 4 of SFAS 141 and EITF 98-3.  In addition, assuming that you can substantiate business combination accounting, please explain to us why goodwill is warranted in the acquisition of an apparent research and development company and why you have not allocated a larger portion of the purchase price to identifiable intangible assets, such as core technology, patents, trade secrets, license arrangements, trademarks, etc.

Genzyme’s Response:

Why AnorMED was accounted for as a business combination:

We utilized the guidance contained within EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, to assess and conclude on our accounting for the acquisition of AnorMED, Inc. (“AnorMED”).

EITF 98-3, paragraph 6 describes a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”  The guidance further states that the elements necessary for a transferred set of activities and assets to continue to conduct normal operations after it is separated from the transferor will vary by industry and by the operating strategies of the transferred set and is not dependent on the level of working capital, financing or operating losses of the transferred set once principal operations have commenced.

AnorMED, like many companies in the biotech industry, is principally engaged in the discovery and development of drugs for the cure or treatment of diseases or medical conditions.  Due to the significant risks, uncertainties and regulatory hurdles involved in developing and commercializing a new biotech drug, the development activities are an inherent and significant component of a biotech company’s principal operations. The extent of those development activities is a critical factor in determining whether a company in the biotech industry has commenced its principal operations, from which revenues can be derived either through out-licensing or commercialization. AnorMED’s business model involved developing and out-licensing the outputs of its development efforts, which it did with Fosrenol, a product which was out-licensed and ultimately approved by the FDA.  AnorMED, like many biotech companies, pursued this out-licensing strategy due to the significant risk and investment associated with commercializing a product.  EITF 98-3 does not require that a transferred set of activities have significant product revenues in order for it to constitute a business but rather EITF 98-3 suggests that the transferred set have the ability to obtain access to the customers that purchase the outputs of the transferred set.

AnorMED was a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, human immunodeficiency virus (HIV) and oncology.  AnorMED was incorporated in January 1996 and was publicly traded with a market capitalization of over $200 million at the time of our tender offer.  From inception, AnorMED raised $174 million in equity funding, including $65.0 million from public offerings in 2003 and 2005, and secured approximately $36 million of licensing revenues during the 3 years prior to our acquisition, all as a result of successful development efforts.  During the 11-year period between its inception and our acquisition, AnorMED built an infrastructure with all the necessary inputs, processes and outputs to sustain its business of drug discovery and development.  Such inputs, processes and outputs of AnorMED included the following, all of which we acquired:

•                  a 43,000 square foot, 5-year leased facility with fully equipped laboratories;

•                  a portfolio of internally developed intellectual property and know-how;

•                  an anti-hyperphosphatemia agent known as Fosrenol, which was out-licensed to a third party and subsequently approved by the FDA, and from which AnorMED earned license revenues;

•                  access to necessary materials and supplies (supply agreements were in place for various compounds);

•                  an assembled work force of 150 personnel, including a Chairman, CEO, CFO, scientists, technicians, marketing, business development, human resource, finance and IT staff;

•                  strategic management processes with a full board of directors;

•                  operational and human resource management processes, complete with documented policies and procedures; and

•                  existing collaborations and license agreements with other biotech companies, including Poniard Pharmaceuticals, Inc. and Synergy Pharmaceuticals, Inc.

Based on the above and given the extent and duration of AnorMED’s development activities, which produced a product candidate (Fosrenol) that was ultimately approved by the FDA, a Phase 3 product candidate (Mozobil), which is on track for FDA approval in 2008, and a Phase 2 product candidate (AMD070), we believe that AnorMED was not a development stage company as such term is defined in FAS 7, Accounting and Reporting by Development Stage Enterprises, and had commenced its principal operations with the necessary inputs, processes, outputs and ability to sustain a revenue stream.  Accordingly, pursuant to FAS 141, Business Combinations, we accounted for the acquisition of AnorMED as a business rather than as an acquisition of assets.

How the value of AMD070 was determined while we were still assessing our future development plans:

In accordance with the AICPA Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities:  A Focus on Software, Electronic Devices, and Pharmaceutical Industries, paragraph 1.1.04, the program was valued using discounted cash flows and assumptions that market participants would use in their estimates of values, future revenues, and future expenses.  Under the market participant approach, the acquiring company’s plans for using an asset are not considered, unless the acquirer has plans to abandon the asset.  We were assessing whether to continue development internally, sell, or spin-off the AMD070 program and were not planning to abandon it.  In addition, the AMD070 program did not meet the criteria for an asset held for sale under FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets and, therefore, the value was not capitalized as an asset held for sale.  At the acquisition date, AMD070 for HIV had not reached technological feasibility and had no alternative future use.  Therefore, the value of the AMD070 program, as valued using market participant assumptions, was expensed as in-process research and development.

Why a larger portion of the purchase price was not allocated to core technology, patents, trade secrets, license arrangements, etc:

At the acquisition date, AnorMED’s most advanced development programs, Mozobil for stem cell transplantation and AMD070 for HIV were incomplete and had no alternative future use.  As neither of these programs had reached technological feasibility, the underlying core technology and patents directly relate to the incomplete technology and do not meet the definition of an asset to be separately recorded. As discussed in paragraph 3.2.07 of the AICPA Practice Aid, “For an asset acquired for use in an R&D Activity to have alternative future use, the task force believes that (a) it is reasonably expected that the combined enterprise will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the combined enterprise’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date.” As of the date of acquisition, we had no reasonable expectations of commencing development of any future programs utilizing the technology underlying the programs in place at the acquisition date.  Furthermore, the ability to derive economic benefit from the patents and core technology or know how is wholly dependent upon the success of the programs which were still in development at the acquisition date.  As a result, the patents, core technology and know how were expensed as in process research and development in accordance with the guidance of the AICPA Practice Aid.  We reviewed all other contractual arrangements and identified out-licensed product candidates that we expect would result in future milestone and royalty payments. The remaining fair value of the cash flows expected from these license agreements was recorded separately in other intangible assets at the acquisition date.  As there was no other intangible asset with an alternative future use, the excess purchase price was allocated to goodwill in accordance with FAS 141.

Note H:  Goodwill and Other Intangible Assets, page F-100

3.              You disclose that you recorded an impairment charge for all the goodwill at your Genetics reporting unit as a result of the reduction of reimbursement rates for certain test offerings and increased infrastructure costs.  You also disclose that the long-lived assets of the reporting unit are not impaired.  We are unable to locate significant disclosure discussing the reduced reimbursement rates or the increased infrastructure costs.  Please provide us in a disclosure-type format, revised disclosure that discusses the chronology of events that led to the reduced reimbursement rates and increased infrastructure costs or tell us where you have disclosed this information in your filing.  In your response, please explain whether the reduced reimbursement rates are the result of third-party actions, such as government regulations or insurance carrier price control measures, or internally imposed reductions for competitive reasons.  Also in your response, please expand on your increased infrastructure costs.  In addition, please explain to us why your Genetics reporting unit goodwill was not impaired in prior years as it appears based on your segment disclosure in Note Q that this unit has historically reported losses.

Genzyme’s Response:

In response to the Staff’s comment, we set forth below proposed revisions to our critical accounting policy regarding asset impairments to provide additional information regarding the impairment of the goodwill for our Genetics reporting unit, which we plan to provide in future filings we make under Form 10-K:

We are required to perform impairment tests under FAS 142, Goodwill and Other Intangible Assets, annually and whenever events or changes in circumstances suggest that the carrying value of an asset may not be recoverable. For all of our acquisitions, various analyses, assumptions and estimates were made at the time of each acquisition specifically regarding product development, market conditions and cash flows that were used to determine the valuation of goodwill and intangibles. We completed the required annual impairment tests for our $1.5 billion of net goodwill related to our reporting units during 2006, which was the balance at the time, and determined that the $219.2 million of goodwill assigned to our Genetics reporting unit was impaired.  Such goodwill was derived as a result of our acquisitions of substantially all of the pathology/oncology testing assets related to the Physician Services and Analytical Services business units of IMPATH, Inc. in April 2004, Genetrix, Inc. in February 1996 and the minority share of IG Laboratories, Inc. in October 1995.

We determined the fair value of the net assets of our Genetics reporting unit by discounting, to present value, its estimated future cash flows. In November 2004, the Center for Medicare and Medicaid Services revised the way it reimburses for the performance of certain tests offered by our Genetics reporting unit, resulting in reduced reimbursement for a portion of our test offerings, effective in 2005 and thereafter.  The impact of this reduced reimbursement was reflected in our goodwill impairment assessment completed during the year ended December 31, 2005.  The reimbursement changes reduced the fair value of the reporting unit; however, the fair value exceeded the carrying value of the reporting unit at that time and as a result, no impairment of goodwill was indicated.  In the second half of 2006, we began the re-design of operating processes, procedures and an information technology platform to integrate our Genetics operations with previously acquired businesses.  We had completed the implementation of a small scale project during 2005 that was intended to resolve some of the operational issues which arose as a result of prior acquisitions.  However in 2006, it became apparent that further investment would be required.  At the time of our July 1, 2006 annual impairment test, the discounted future cash flows of our Genetics reporting unit included the combined effect of the aforementioned events, which caused the fair value of the net assets of our Genetics reporting unit to be less than the carrying value.  Accordingly, the goodwill assigned to our Genetics reporting unit was impaired and we recorded a pre-tax impairment charge of $219.2 million and $69.8 million of related tax benefits in September 2006.  No additional impairment charges were required for the remaining $1.3 billion of goodwill related to our other reporting units.

In accordance with FAS 142, paragraph 29, we evaluated the long-lived assets of our Genetics reporting unit to determine whether the future gross undiscounted cash flows, inclusive of the aforementioned events, would result in an impairment under the requirements of FAS 144.  We determined that the long-lived assets of our Genetics reporting unit were not impaired and, therefore, no impairment charge was required for those assets.

Supplementally, we inform the Staff that while the reduced reimbursement rates and increased infrastructure costs had an impact on the projected cash flows of the Genetics reporting unit, the impact of these events on us as a whole was not significant to our financial position, or current or future results of operations.  Our Genetics reporting unit represents approximately 8% of our consolidated reported revenues and represents approximately 2% of our estimated consolidated enterprise fair value.  As a result, no separate disclosures surrounding these matters were discussed in our 2006 10-K.  In addition, while the

Genetics reporting unit had historically reported losses, our long-range plan, which provides the basis for our determination of the fair value of our reporting units, reflected significant positive cash flows for our Genetics reporting unit in future years.  Therefore, despite historic operating losses, the fair value of the expected future cash flows exceeded the carrying value of our Genetics reporting unit prior to 2006.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael S. Wyzga
Michael S. Wyzga
Executive Vice President, Finance, Chief Financial Officer and Chief Accounting Officer

EXHIBIT A

The following revised disclosures related to our critical accounting estimates for revenue recognition and income taxes were provided in the Critical Accounting Policies and Significant Judgments and Estimates section of our March 31, 2007 10-Q:

Revenue Recognition

Product Sales

The timing of product shipments and receipts by the customer can have a significant impact on the amount of revenue recognized in a particular period. A significant portion of our products are sold at least in part through wholesalers and specialty distributors, along with direct sales to hospitals, homecare providers, government agencies and physicians. Consequently, our net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of our major distributors and other trade buyers, which may result from seasonality, pricing, wholesaler buying decisions or other factors.  Inventory in the distribution channel consists of inventory held by wholesalers and specialty distributors, who are our customers, and inventory held by their retail customers, such as pharmacies and hospitals. Our revenue in a particular period can be impacted by increases or decreases in channel inventories. Significant increases in wholesaler or retail inventories could result in reduced purchases in subsequent periods, or product returns from the distribution channel due to overstocking, low end-user demand or product expiration.

We use a variety of data sources to determine the amount of inventory in the distribution channel. For most product lines, we receive data on sales and inventory levels directly from our primary customers. For key product lines in our Therapeutics and Renal areas, our data sources also include prescription and wholesaler data purchased from external data providers. As part of our efforts to limit the amount of Therapeutics and Renal inventory held by distributors and to gain improved visibility into the distribution channel, we have executed agreements to limit the amounts of inventory they carry and provide ongoing reports to verify distributor inventory levels and sales data.

Product Sales Allowances

Sales of many biotechnology products in the United States are subject to increased pricing pressure from managed care groups, institutions, government agencies, and other groups seeking discounts. We and other biotechnology companies in the U.S. market are also required to provide statutorily defined rebates and discounts to various U.S. government agencies in order to participate in the Medicaid program and other government-funded programs. In most international markets, we operate in an environment where governments may and have mandated cost-containment programs, placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs. The sensitivity of our estimates can vary by program, type of customer and geographic location. Estimates associated with Medicaid and other government allowances may become subject to adjustment in a subsequent period due to the time delay between the recording of the accrual and its ultimate settlement.

We record product sales net of the following significant categories of product sales allowances:

•                  Contractual adjustments—We offer chargebacks and contractual discounts and rebates, which we collectively refer to as contractual adjustments, to certain private institutions and various government agencies in both the United States and international markets. We record chargebacks and contractual discounts as allowances against accounts receivable in our consolidated balance sheets. We account for rebates by establishing an accrual for the amounts payable by us to these agencies and institutions, which is included in accrued liabilities in our consolidated balance sheets. We estimate the allowances and accruals for our contractual adjustments based on historical experience and current contract prices, using both internal data as well as information obtained from external sources, such as independent market research agencies and data from wholesalers. We continually monitor the adequacy of these estimates and adjust the allowances and accruals periodically throughout each quarter to reflect our actual experience. In evaluating these allowances and accruals, we consider several factors, including significant changes in the sales performance of our products subject to contractual adjustments, inventory in the distribution channel, changes in U.S. and foreign healthcare legislation impacting rebate or allowance rates, changes in contractual discount rates and the estimated lag time between a sale and payment of the corresponding rebate;

•                  Discounts—In some countries, we offer cash discounts for certain products as an incentive for prompt payment, which are generally a stated percentage off the sales price. We account for cash discounts by reducing accounts receivable by the full amounts of the discounts. We consider payment performance and adjust the accrual to reflect actual experience; and

•                  Sales returns—We record allowances for product returns as a reduction of revenue at the time product sales are recorded. The product returns reserve is estimated based on the returns policies for our individual products and our experience of returns for each of our products. If the history of product returns changes, the reserve is adjusted appropriately. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category.

Our provisions for product sales allowances reduced gross product sales as follows (amounts in thousands):

	Three Months Ended
	March 31,
	2007	2006
Product sales allowances:
Contractual adjustments	$55,864	$44,360
Discounts	33,345	24,805
Sales returns	1,717	4,393
Total product sales allowances	$90,926	$73,558

Total gross product sales	$889,116	$730,893

Product sales allowances as a percent of total gross product sales	10%	10%

Total estimated product sales allowance reserves and accruals in our consolidated balance sheet increased to approximately $145 million as of March 31, 2007, as compared to approximately $129 million as of December 31, 2006, primarily due to increased product sales. Historically, our actual results have not varied significantly from the reserves provided for our product sales allowances. However, if our historical trends are not indicative of the future, our actual product sales are materially different from projected amounts, or if our estimates prove to be materially different than actual occurrence, our results could be affected. To illustrate our sensitivity to changes in the product sales allowances and accruals process, a 1% change in the total provision for product sales allowances we recognized would have an approximately $9 million effect on our consolidated income before taxes for the three months ended March 31, 2007, as compared to an approximately $32 million effect on our consolidated loss before taxes for the year ended December 31, 2006.

Distributor Fees

EITF Issue No. 01-09, “Accounting for Consideration given by a Vendor to a Customer (including a Reseller of a Vendor’s Products)” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. We include such fees in contractual adjustments, which are recorded as a reduction to product sales. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•                  the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•                  the vendor can reasonably estimate the fair value of the benefit received.

We record fees paid to our distributors for services as a charge to selling, general and administrative expenses, or SG&A, a component of operating expenses, only if the criteria set forth above are met. The following table sets forth the distributor fees recorded as a reduction to product sales and charged to SG&A (amounts in thousands):

	Three Months Ended
	March 31,
	2007	2006
Distributor fees:
Included in contractual adjustments and recorded as a reduction to product sales	$3,092	$2,188
Charged to SG&A	2,976	2,546
Total distributor fees	$6,068	$4,734

Income Taxes

Effective January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for income tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on the derecognition of previously recognized deferred tax items, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change and the amounts at issue can be substantial. We develop our cumulative probability assessment of the measurement of uncertain tax positions using internal expertise, experience, judgment and assistance from professional advisors. Estimates are refined as additional information becomes known. Any outcome upon settlement that differs from our best estimate may result in additional or lower tax expense in future periods.

As of January 1, 2007, we had approximately $36.5 million of total gross unrecognized tax benefits. We continue to recognize interest related to unrecognized tax benefits, of which approximately $26.6 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect our effective income tax rate in any future periods. We continue to recognize interest related to unrecognized tax benefits within our provision for income taxes but have not recorded any amounts related to potential penalties. The amount of accrued interest related to unrecognized tax benefits included in our provision for income taxes for the three months ended March 31, 2007 and our accrued interest related to unrecognized tax benefits as of January 1, 2007 and March 31, 2007 were not significant.